UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Ladder Capital Corp

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

505743 104

(CUSIP Number)

Glenn Miller

TowerBrook Capital Partners L.P.

65 East 55th Street, 27th Floor

New York, New York 10022

(212) 699-2218

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) TowerBrook Investors, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 13,257,547*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,257,547*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,257,547*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.0%*

14	Type of Reporting Person (See Instructions) OO

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) TowerBrook Investors GP II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 13,257,547*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,257,547*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,257,547*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.0%*

14	Type of Reporting Person (See Instructions) PN

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) TowerBrook Investors II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 8,277,117*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 8,277,117*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,277,117*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.5%*

14	Type of Reporting Person (See Instructions) PN

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TowerBrook Investors II Executive Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 8,277,117*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 8,277,117*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,277,117*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.5%*

14	Type of Reporting Person (See Instructions) PN

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TI II Ladder Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 8,277,117*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 8,277,117*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,277,117*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.5%*

14	Type of Reporting Person (See Instructions) OO

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Neal Moszkowski

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 13,257,547*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,257,547*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,257,547*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.0%*

14	Type of Reporting Person (See Instructions) IN

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ramez Sousou

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.K.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 13,257,547*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,257,547*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,257,547*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.0%*

14	Type of Reporting Person (See Instructions) IN

*  See Item 5.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission on February 21, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on January 28, 2016 and Amendment No. 2 to the Original Schedule 13D filed on December 12, 2016, relating to the Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Ladder Capital Corp (the “Company”). The Original Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 3, by adding the following at the end thereof:

On January 24, 2017, the Company paid a dividend of $0.46 per share of Class A common stock, payable in a combination of cash and stock (the "2016 Stock Dividend"). TI II Ladder Holdings, LLC ("TI Holdings"), by virtue of its direct ownership of units of Series REIT of Ladder Capital Finance Holdings ("LCFH") and units of Series TRS of LCFH (collectively, the "Units") and Class B Common Stock of the Company, par value $0.001 per share ("Class B Common Stock"), that together are exchangeable for Class A Common Stock, received 93,101 shares of Class B Common Stock in the 2016 Stock Dividend. TowerBrook Investors II AIV, L.P. ("AIV II"), by virtue of its direct ownership of the Company's Class A Common Stock, received 37,451 shares of Class A Common Stock in the 2016 Stock Dividend.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 3, by adding the following at the end thereof:

Pursuant to the 2016 Stock Dividend, TI Holdings received 93,101 shares of Class B Common Stock and Units and AIV II received 37,451 shares of Class A Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment No. 3, as follows:

The ownership percentages set forth below are based on 71,765,885 shares of Class A Common Stock and 37,822,629 Units and shares of Class B Common Stock outstanding as set forth in the Company’s prospectus supplement filed with the Securities and Exchange Commission on December 7, 2016 plus 815,819 shares of Class A Common Stock and 432,314 Units and shares of Class B Common Stock issued in connection with the 2016 Stock Dividend, as reported by the Company.

(a) TI Holdings directly owns 8,277,117 Units and shares of Class B Common Stock, representing 7.5% of the total number of Class A Common Stock outstanding, assuming that all vested and unvested Units outstanding, except those held directly or indirectly by the Company, together with all outstanding Class B Common Stock are exchanged into shares of Class A Common Stock. TI Holdings is jointly controlled by TowerBrook Investors II, L.P. (“Fund II”) and TowerBrook Investors II Executive Fund, L.P. (“Executive Fund II”), each of which is controlled by its sole general partner, TowerBrook Investors GP II, L.P. (“Fund II GP”), which is controlled by its sole general partner, TowerBrook Investors, Ltd. (“TowerBrook” and, together, with TI Holdings, AIV II, Fund II and Fund II GP, the “TowerBrook Entities”). As a result, TI Holdings, Fund II, Executive Fund II, Fund II GP and TowerBrook may be deemed to beneficially own the 8,277,117 Units and shares of Class B Common Stock owned by TI Holdings. As directors and joint controlling shareholders of TowerBrook, Neal Moszkowski and Ramez Sousou (together with the TowerBrook Entities, the “Reporting Persons”) may be deemed to beneficially own the 8,277,117 Units and shares of Class B Common Stock owned by TI Holdings.

(b) AIV II directly owns 4,980,430 shares of Class A Common Stock, representing 4.5% of the total number of Class A Common Stock outstanding, assuming that all vested and unvested Units outstanding, except those held by the Company, together with all outstanding Class B Common Stock are exchanged into shares of Class A Common Stock. AIV II is controlled by its general partner, Fund II GP, and Fund II GP is controlled by its general partner, TowerBrook. As a result, AIV II, Fund II GP and TowerBrook may be deemed to beneficially own the 4,980,430 shares of Class A Common Stock owned by AIV II. As directors and joint controlling shareholders of TowerBrook, Neal Moszkowski and Ramez Sousou may be deemed to beneficially own the 4,980,430 shares of Class A Common Stock owned by AIV II.

(c) The Reporting Persons have and will have the shared power to vote and dispose of the shares of the securities that they beneficially own, by virtue of the relationships described above.

(d) To the best knowledge of the Reporting Persons, except as described in Items 3 and 4, none of the Reporting Persons has effected a transaction in Units, shares of Class B Common Stock or shares of Class A Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated February 21, 2014 among the Reporting Persons.*

Exhibit 2

Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 15, 2014.

Exhibit 3

Form of Amended and Restated Registration Rights Agreement, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 13, 2014.

Exhibit 4

Third Amended and Restated Limited Liability Limited Partnership Agreement, dated December 31, 2014, by and among Ladder Capital Finance Holdings LLLP, each General Partner and each Person party thereto or otherwise bound as a Limited Partner (incorporated by reference to Exhibit 10.3 to Ladder Capital Corp’s Form 8-K filed on January 2, 2015).

Exhibit 5

Amended and Restated Registration Rights Agreement, dated February 11, 2014 (incorporated by reference to Exhibit 4.2 to Ladder Capital Corp’s Form 10-K filed on March 6, 2015), as amended by Amendment No. 1 to the Amended and Restated Registration Rights Agreement, dated January 28, 2015 (incorporated by reference to Exhibit 4.3 to Ladder Capital Corp’s Form 10-K filed on March 6, 2015), as amended by Amendment No. 2 to the Amended and Restated Registration Rights Agreement, dated December 1, 2016 (incorporated by reference to Exhibit 99.1 to Ladder Capital Corp’s Form 8-K filed on December 8, 2016).

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2017

/s/ Neal Moszkowski
Neal Moszkowski

/s/ Ramez Sousou
Ramez Sousou

TOWERBROOK INVESTORS, LTD.

	By:	/s/ Neal Moszkowski
Name: Neal Moszkowski
Title: Director

TOWERBROOK INVESTORS GP II, L.P.

	By:	TowerBrook Investors, Ltd.,
its General Partner

	By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Attorney-in-Fact

TOWERBROOK INVESTORS II, L.P.

By:	TowerBrook Investors GP II, L.P.
Its:	General Partner

By:	TowerBrook Investors, Ltd.
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Attorney-in-Fact

TOWERBROOK INVESTORS II EXECUTIVE FUND, L.P.

By:	TowerBrook Investors GP II, L.P.
Its:	General Partner

By:	TowerBrook Investors, Ltd.
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Attorney-in-Fact

TI II LADDER HOLDINGS, LLC

TOWERBROOK INVESTORS II, L.P.

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Attorney-in-Fact

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated February 21, 2014 among the Reporting Persons.*

Exhibit 2

Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 15, 2014.

Exhibit 3

Form of Amended and Restated Registration Rights Agreement, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 13, 2014.

Exhibit 4

Third Amended and Restated Limited Liability Limited Partnership Agreement, dated December 31, 2014, by and among Ladder Capital Finance Holdings LLLP, each General Partner and each Person party thereto or otherwise bound as a Limited Partner (incorporated by reference to Exhibit 10.3 to Ladder Capital Corp’s Form 8-K filed on January 2, 2015).

Exhibit 5

Amended and Restated Registration Rights Agreement, dated February 11, 2014 (incorporated by reference to Exhibit 4.2 to Ladder Capital Corp’s Form 10-K filed on March 6, 2015), as amended by Amendment No. 1 to the Amended and Restated Registration Rights Agreement, dated January 28, 2015 (incorporated by reference to Exhibit 4.3 to Ladder Capital Corp’s Form 10-K filed on March 6, 2015), as amended by Amendment No. 2 to the Amended and Restated Registration Rights Agreement, dated December 1, 2016 (incorporated by reference to Exhibit 99.1 to Ladder Capital Corp’s Form 8-K filed on December 8, 2016).

*Previously filed